

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2011

Via E-mail
Jong Kyoo Yoon
Chief Financial Officer
KB Financial Group Inc.
9-1, 2-ga, Namdaemoon-ro, Jung-gu,
Seoul 100-703, Korea

> **Re:** **KB Financial Group Inc.**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2010**
> **Filed July 5, 2011**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 20, 2011**
> **Form 6-K**
> **Filed August 29, 2011**
> **File No. 000-53445**

Dear Mr. Yoon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Jong Kyoo Yoon
KB Financial Group Inc.
August 31, 2011
Page 2

Form 20-F for Fiscal Year Ended December 31, 2010

Item 3D. Risk Factors, page 12

"The adoption of International Financial Reporting Standards as adopted by Korea may adversely affect the our reported financial condition and results of operations", page 25

1.   We note beginning in 2011, all listed companies in Korea are required to prepare their financial statements under International Financial Reporting Standards as adopted by Korea. As such, we noted your quarterly financial statements for 2011 for the quarter ended March 31, 2011 filed in the Form 6-K on May 30, 2011 were prepared in accordance with Korean IFRS. Please explain the difference, if any, between Korean IFRS and IFRS as adopted by the International Accounting Standards Board (IASB). Additionally, to the extent there are differences between the two accounting principles, please confirm you plan to provide a reconciliation between Korean IFRS and U.S. GAAP in your next annual filing.

Item 4B –Business Overview, page 38

Lending Activities, page 42

2.   We note that you have (Won) 29.3 trillion of home equity products, consisting of approximately 15% of your total gross loans. Please respond to the following:

- We note your disclosure on page 43 that you have both amortizing and non-amortizing home equity loans, and the different loan periods for each. Please separately disclose and quantify the amount of amortizing and non-amortizing home equity loans.

- Quantify how much of the mortgage and home equity classes have unsecured mortgages and disclose the credit rating categories discussed on page F-38 that these unsecured loans fall within.

- Tell us whether any of your home equity loans are in a second lien position. Tell us whether any specific additional underwriting procedures are performed when you issue a second lien home equity loan.

- To the extent that any of your home equity loans are in a second lien position, please tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold or service the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

Item 5 – Operating and Financial Review and Prospects, page 112

Critical Accounting Policies, page 115

Valuation of Securities and Financial Institution, page 116

3.   We note for securities traded in the over-the-counter market you may use independent pricing services or brokers to determine the fair value of such securities. Please consider disclosing the following:

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services; and

- Whether the broker quotes are binding or non-binding.

Financial Statements and Notes

Note 1 – General Information and Summary of Significant Accounting Policies, page F-12

Note 8 – Investments, page F-27

4.   We note that you recognized other-than-temporary impairment losses on other securities of (Won)145.4 billion as of December 31, 2010. Please advise us the types of securities that these impairments were recognized on and the events and/or circumstances that led to such losses.

Note 9 – Variable Interest Entities, page F-32

5.   We note your discussion on page F-33 of your investment trusts and the fact that you do not consolidate your guaranteed principal money trusts because you do not have an obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. Please tell us in more detail the nature of the guarantee provided for the guaranteed principal money trusts and additional background on how you concluded that you were not the primary beneficiary of these trusts. As part of your response, please discuss any investments or other variable interests you may hold in these investment trusts.

Note 10- Loans, page F-36

Credit quality indicators, page F-38

6.   We note your table breaking out your commercial loans by class, and between investment
grade and non-investment grade. We also note that the non-investment grade balance
represents 64% of your total commercial loans, and 28% of your total loan balance.
Given that such a large portion of your commercial loans are classified as non-investment
grade, and the potential for several different categories of non-investment grade loans,
please tell us and consider revising future filings to further break down the non-
investment grade balance into different sub-categories to give a better indication of the
credit quality of these loans.

Note 19 – Non-interest Income, page F-50

7.   We note your table illustrating the components of non-interest income for the three years
ended December 31, 2010. We note that "other" fees and commission income represents
23% and 26% of total other fees and commission income and 16% and 17% of total non-
interest income for the years ended December 31, 2010 and 2009, respectively. In light
of the significance of the "other" balance, please tell us and expand disclosures in future
filings to discuss the nature of the items included within "other" fees and commission
income.

Note 29 – Fair Value Measurement, page F-64

Changes in Level 3 Items Measured at Fair Value on a Recurring Basis, page F-68

8.   We note that you recognized (Won) 282.1 billion of gains in the income statement related
to equity securities that are classified as Level 3 during the year ended December 31,
2010. Given that this gain represents over 266% of the balance of these securities at the
beginning of the year (and there was only (Won) 33.5 billion of net purchases during the
year), and nearly 100% of your pre-tax loss for 2010, please provide us with additional
information regarding the nature of these equity investments and how they were valued.
Additionally, please clarify whether these investments are classified as part of "other
securities" in your investments footnote and tell us where in the income statement the
gain was recorded.

Items measured at fair value on a nonrecurring basis, page F-71

9.   In footnote (1), you state that the fair value of the collateral of impaired loans was based
on the appraisal value of external valuation experts, as adjusted for significant inputs
related to the foreclosure proceeding for such collateral. Please clarify whether these
valuation experts are the same as the Collateral Evaluation and Monitoring System you

use to manage the liquidation value of collateral you hold as discussed on page 200. If not, please explain. Additionally, please tell us the nature and types of adjustments you make to the collateral related to the foreclosure proceeding, and to the extent possible, please discuss the relative size of these adjustments.

Note 30 – Derivative Instruments and Hedging Activities, page F-73

10.   We note your disclosure on page F-77 of the amount of hedge ineffectiveness for your foreign exchange derivatives during the year ended December 31, 2009.   Please tell us why the amount of ineffectiveness was so large relative to the change in fair value of your derivatives and hedged items. As part of your response, please confirm that you performed a prospective and retrospective assessment of the effectiveness of this hedging relationship and concluded that the hedge was still expected to be highly effective.

Form 6-K filed August 29, 2011

Note 10 – Loans, page 79

11.   We note that your total allowance for loan losses was (Won) 3.8 trillion under K-IFRS as of December 31, 2010. We also note per page F-36 of your 2010 Form 10-K that your total allowance for loan losses was (Won) 4.2 trillion under U.S. GAAP.   To the extent reasonably known, please tell us the key differences between your loan loss methodology under U.S. GAAP and K-IFRS which resulted in a reduction to your allowance for loan losses by approximately (Won) 400 billion between the two methodologies as of December 31, 2010.

Note 35 – Insurance Contracts, page 142

12.   We note your insurance contract disclosures on pages 142-148 as well as your policy disclosures on pages 26-28 under K-IFRS. However, we were unable to locate any discussion of your insurance contracts under U.S. GAAP in your Form 20-F. Please tell us whether you followed the same policies under U.S. GAAP and whether the amounts were significantly different under the two accounting standards.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter, Staff Accountant, at (202) 551-3472 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant